

January 29, 2015

Via E-mail
Mr. John V. Sakys
Chief Financial Officer
Mesa Laboratories, Inc.
12100 West Sixth Avenue
Lakewood, Colorado 80228

      RE:    **Mesa Laboratories, Inc.**
              **Form 10-K for Fiscal Year Ended March 31, 2014**
              **Filed June 4, 2014**
              **Form 10-Q for the quarterly period ended September 30, 2014**
              **Filed November 6, 2014**
              **File No. 000-11740**

Dear Mr. Sakys:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2014

Management's Discussion and Analysis

Notes to Consolidated Financial Statements, page 32

Note 9. Stock-Based Compensation, page 42

1.      We note approximately $4.4 million of unrecognized compensation expense
        related to unvested options as of March 31, 2014.  In future filings please expand
        your disclosure to provide the weighted-average period over which this
        unrecognized compensation expense is expected to be recognized as required by
        FASB ASC 718-10-50-2.i.

Note 12. Commitments and Contingencies, page 45

2.      We note that you accrued approximately $0.1 and $1.4 million in fiscal years
        2013 and 2014, respectively, for prior period state sales tax that was not properly
        collected and remitted.  Please tell us why you have not accounted for this as a
        correction of an error in accordance with FASB ASC 250-10-20, 45 and 50.

Form 10-Q for the Quarterly Period Ended September 30, 3014

Item 4. Controls and Procedures, page 18

3.      We note your disclosure here that you evaluated and concluded on the
        effectiveness of your disclosure controls and procedures as of June 30, 2014
        rather than as of the end of the period covered by this report (September 30, 2014)
        as required by Item 307 of Regulation S-K.  Please amend your filing to correctly
        disclose management's evaluation and conclusions regarding the effectiveness of
        your disclosure controls and procedures as of the end of the quarterly period – i.e.,
        September 30, 2014.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and
its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •    the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, at (202) 551-3618 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief